Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

On June 21, 2018, Rite Aid Corporation distributed the following letter to certain of its supplier partners concerning the special stockholder meeting to vote on the proposed merger with Albertsons Companies, Inc.:

June 21, 2018

Dear Rite Aid Supplier Partners,

This morning, we announced that a special stockholder meeting to vote on the proposed merger with Albertsons will be held on August 9, 2018. All Rite Aid stockholders of record as of June 22, 2018, will be eligible to vote at the special meeting, which will take place at 8:30 a.m. in New York City at the office of Skadden, Arps, Slate, Meagher & Flom LLP.

Rite Aid stockholders who cannot attend the meeting in person will have the opportunity to vote by proxy. More information on voting will be provided to eligible stockholders of record in the coming days. We encourage you to read the press release below for additional information.

As we continue to pursue this transformative opportunity, we thank you for your continued partnership in delivering value, innovation and unique customer experiences in our stores. We look forward to working together to continue strengthening Rite Aid as a trusted destination for health and wellness.

Sincerely,

John Standley	Kermit Crawford
Chairman and CEO	President and COO

Press Release

For Further Information Contact:

INVESTORS:	MEDIA:
Byron Purcell	Ashley Flower
(717) 975-5809	(717) 975-5718

FOR IMMEDIATE RELEASE

RITE AID SCHEDULES SPECIAL STOCKHOLDER MEETING FOR August 9, 2018

TO VOTE ON THE PROPOSED MERGER WITH aLBERTSONS

CAMP HILL, Pa. (June 21, 2018) — Rite Aid Corporation (NYSE: RAD) (“Rite Aid”), announced today that it has established a meeting date of August 9, 2018, for a special meeting of stockholders of record as of June 22, 2018 to, among other things, consider and vote on a proposal to approve the previously announced Agreement and Plan of Merger, dated as of February 18, 2018 (the “Merger Agreement”), with Albertsons Companies, Inc. The special meeting of stockholders will take place at 8:30 a.m. Eastern Time at the office of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036.

Rite Aid stockholders as of the close of business on the record date for the special meeting will be entitled to receive notice of, and to vote at, the special meeting.

Consummation of the merger remains subject to various closing conditions, including but not limited to the approval of the Merger Agreement by holders of a majority of the outstanding shares of Rite Aid stock entitled to vote on the merger.

About Rite Aid Corporation

Rite Aid Corporation (NYSE: RAD) is one of the nation's leading drugstore chains with fiscal 2018 annual revenues of $21.5 billion. The company also owns EnvisionRxOptions, a multi-faceted healthcare and pharmacy benefit management (PBM) company supporting a membership base of more than 22 million members; RediClinic, a convenient care clinic operator with locations in Delaware, New Jersey, Pennsylvania, Texas and Washington; and Health Dialog, a leading provider of population health management solutions including analytics, a multi-channel coaching platform and shared decision-making tools. Information about Rite Aid, including corporate background and press releases, is available through the company's website at www.riteaid.com.

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Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons Companies, Inc. (“Albertsons”) and the transactions contemplated thereby, and the parties perspectives and expectations, are forward looking statements.

Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions contemplated by the merger agreement. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018 filed with the Securities and Exchange Commission (“SEC”) and in the registration statement on Form S-4 that was filed with the SEC by Albertsons on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018 and Amendment No. 2 to the registration statement on Form S-4 filed with the SEC on June 21, 2018, as it may be further amended, in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

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Forward-looking statements relate only to the date they were made, and Rite Aid undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6, 2018 a registration statement on Form S-4, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018 and Amendment No. 2 to the registration statement on Form S-4 filed with the SEC on June 21, 2018, as it may be further amended, that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons. The registration statement is not yet final and will be amended. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger.

INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S-4, including the proxy statement/prospectus that has been filed with the SEC on April 6, 2018, as amended by Amendment No. 1 to the registration statement on Form S-4 filed with the SEC on May 15, 2018 and Amendment No. 2 to the registration statement on Form S-4 filed with the SEC on June 21, 2018, as it may be further amended. Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

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Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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